UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

PQ GROUP HOLDINGS INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

73943T103
(CUSIP Number)

December 31, 2017
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☑ Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	73943T103	13G

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
INEOS Investments Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

	6	SHARED VOTING POWER
32,909,062

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER
32,909,062

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
32,909,062

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
24.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No.	73943T103	13G

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
James A. Ratcliffe

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

	6	SHARED VOTING POWER
32,909,062

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER
32,909,062

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
32,909,062(a)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
24.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(a) James A. Ratcliffe disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.

Item 1.

(a)	Name of Issuer:

PQ Group Holdings Inc.

(b)	Address of Issuer’s Principal Executive Offices:

300 Lindenwood Drive
Valleybrooke Corporate Center
Malvern, Pennsylvania 19355.

Item 2.

(a)	Name of Persons Filing:

(i) INEOS Investments Partnership; and
(ii) James A. Ratcliffe.*

*James A. Ratcliffe, as the majority owner of INEOS Investments Partnership, may be deemed to be the beneficial owner of, and to have the power to vote and dispose of, the shares of Common Stock of PQ Group Holdings Inc. held by INEOS Investments Partnership.  James A. Ratcliffe disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.

(b)	Address of Principal Business Office or, if none, Residence for each reporting person:

INEOS Investments Partnership: Avenue des Uttins, 3, CH-1180, Rolle, Switzerland.

James A. Ratcliffe: c/o INEOS Investments Partnership, Avenue des Uttins, 3, CH-1180, Rolle, Switzerland.

(c)	Citizenship:

INEOS Investments Partnership is a general partnership in England and Wales.
James A. Ratcliffe is a citizen of the United Kingdom.

(d)	Title of Class of Securities:

Common Stock, par value $0.01 per share

(e)	CUSIP No.:

73943T103

Item 3.	Not applicable.

Item 4.	Ownership

(a)	Amount beneficially owned:

INEOS Investments Partnership may be deemed to beneficially own 32,909,062 shares of Common Stock of PQ Group Holdings Inc.

James A. Ratcliffe, as the majority owner of INEOS Investments Partnership, may be deemed to be the beneficial owner of, and to have the power to vote and dispose of, the 32,909,062 shares of Common Stock of PQ Group Holdings Inc. held by INEOS Investments Partnership.  James A. Ratcliffe disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.

(b)	Percent of class:

24.3%

The percentage of PQ Group Holdings Inc.’s shares of Common Stock held is based on 135,240,826 shares of Common Stock outstanding as of November 10, 2017, as reported in PQ Group Holdings Inc.’s quarterly report on Form 10-Q for the quarterly period ended September 30, 2017, filed with the Securities and Exchange Commission on November 14, 2017.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

0

(ii)	Shared power to vote or to direct the vote:

INEOS Investments Partnership: 32,909,062

James A. Ratcliffe: 32,909,062

(iii)	Sole power to dispose or to direct the disposition of:

0

(iv)	Shared power to dispose or to direct the disposition of

INEOS Investments Partnership: 32,909,062

James A. Ratcliffe: 32,909,062

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2018

INEOS INVESTMENTS PARTNERSHIP

By:	/s/ John Reece
Name: John Reece
Title: Partner

JAMES A. RATCLIFFE

By:	/s/ James A. Ratcliffe

Exhibit 1

Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G or, to the extent required by applicable law, Schedule 13D with respect to the Common Stock, par value $0.01 per share, of PQ Group Holdings Inc., a Delaware corporation, and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filing. The undersigned further agree that any amendments to such statement on Schedule 13G or, if applicable, Schedule 13D shall be filed jointly on behalf of each of them without the necessity of entering into additional joint filing agreements.

The undersigned further agree that each party hereto is responsible for timely filing of such statement on Schedule 13G or, to the extent required by applicable law, Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided that no party is responsible for the completeness or accuracy of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

The undersigned shall not be deemed to admit that the undersigned was required to file a statement on Schedule 13G or Schedule 13D by reason of entering into this Joint Filing Agreement.

The Joint Filing Agreement may be executed in any number of counterparts all of which together shall constitute one and the same instrument.

In evidence thereof of the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of this 14th day of February, 2018.

INEOS INVESTMENTS PARTNERSHIP

By:	/s/ John Reece
Name: John Reece
Title: Partner

JAMES A. RATCLIFFE

By:	/s/ James A. Ratcliffe